SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mentor Graphics Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

587200106

(CUSIP Number)

Marc Weitzen

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person High River Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,200,777

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,200,777

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,777

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.00%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Hopper Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,200,777

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,200,777

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,777

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.00%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Barberry Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,200,777

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,200,777

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,777

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.00%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Partners Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,531,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,531,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,531,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.18%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Partners Master Fund II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,612,668

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,612,668

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,668

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.51%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Partners Master Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 782,135

	8	Shared Voting Power 0

	9	Sole Dispositive Power 782,135

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 782,135

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.73%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Offshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,926,416

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,926,416

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,926,416

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.42%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,876,696

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,876,696

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,876,696

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.57%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Onshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 4,876,696

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,876,696

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,876,696

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.57%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,803,112

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,803,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,803,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.98%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person IPH GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,803,112

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,803,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,803,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.98%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,803,112

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,803,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,803,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.98%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,803,112

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,803,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,803,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.98%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 587200106

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,803,112

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,803,112

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,803,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.98%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 587200106

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 16,003,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,003,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,003,889

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.98%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on May 27, 2010 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, without par value (the “Shares”), issued by Mentor Graphics Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons hold, in the aggregate, 16,003,889 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $145,241,846 (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on August 23, 2010, the indebtedness of (i) High River’s margin account was approximately $655,103,065, (ii) Icahn Partners’ margin account was approximately $170,528,869, (iii) Icahn Master’s margin account was approximately $235,936,154, (iv) Icahn Master II’s margin account was approximately $216,442,576, and (v) Icahn Master III’s margin account was approximately $22,644,710.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 16,003,889 Shares, representing approximately 14.98% of the Issuer’s outstanding Shares (based upon the 106,827,894 Shares stated to be outstanding as of June 4, 2010 by the Issuer in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 8, 2010).

(b) High River has sole voting power and sole dispositive power with regard to 3,200,777 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,531,613 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,612,668 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 782,135 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,876,696 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price Per Share
High River	08/02/2010	(1) 15,583	(2) 4.25
High River	08/03/2010	(1) 7,117	(2) 4.16
High River	08/04/2010	(1) 10,790	(2) 4.23
High River	08/05/2010	(1) 5,573	(2) 4.16
High River	08/06/2010	(1) 8,089	(2) 4.05
High River	08/09/2010	(1) 8,800	(2) 4.32
High River	08/10/2010	(1) 10,600	(2) 4.12
High River	08/11/2010	(1) 17,000	(2) 3.69
High River	08/12/2010	(1) 22,123	(2) 3.43
High River	08/13/2010	(1) 20,000	(2) 3.27
High River	08/16/2010	(1) 20,000	(2) 3.56
High River	08/17/2010	(1) 15,703	(2) 3.77
High River	08/18/2010	(1) 20,000	(2) 3.77

Icahn Partners	08/02/2010	(1) 10,724	(2) 4.25
Icahn Partners	08/03/2010	(1) 10,845	(2) 4.16
Icahn Partners	08/04/2010	(1) 16,439	(2) 4.23
Icahn Partners	08/05/2010	(1) 8,491	(2) 4.16
Icahn Partners	08/06/2010	(1) 12,324	(2) 4.05
Icahn Partners	08/09/2010	(1) 13,408	(2) 4.32
Icahn Partners	08/10/2010	(1) 16,150	(2) 4.12
Icahn Partners	08/11/2010	(1) 25,901	(2) 3.69
Icahn Partners	08/12/2010	(1) 33,708	(2) 3.43
Icahn Partners	08/13/2010	(1) 30,472	(2) 3.27
Icahn Partners	08/16/2010	(1) 30,471	(2) 3.56
Icahn Partners	08/17/2010	(1) 23,926	(2) 3.77
Icahn Partners	08/18/2010	(1) 30,472	(2) 3.77

Icahn Master	08/02/2010	(1) 25,477	(2) 4.25
Icahn Master	08/03/2010	(1) 12,300	(2) 4.16
Icahn Master	08/04/2010	(1) 18,647	(2) 4.23
Icahn Master	08/05/2010	(1) 9,632	(2) 4.16
Icahn Master	08/06/2010	(1) 13,979	(2) 4.05
Icahn Master	08/09/2010	(1) 15,208	(2) 4.32
Icahn Master	08/10/2010	(1) 18,320	(2) 4.12
Icahn Master	08/11/2010	(1) 29,378	(2) 3.69
Icahn Master	08/12/2010	(1) 38,235	(2) 3.43
Icahn Master	08/13/2010	(1) 34,564	(2) 3.27
Icahn Master	08/16/2010	(1) 34,565	(2) 3.56
Icahn Master	08/17/2010	(1) 27,137	(2) 3.77
Icahn Master	08/18/2010	(1) 34,564	(2) 3.77

Icahn Master II	08/02/2010	(1) 25,259	(2) 4.25
Icahn Master II	08/03/2010	(1) 3,585	(2) 4.16
Icahn Master II	08/04/2010	(1) 5,437	(2) 4.23
Icahn Master II	08/05/2010	(1) 2,808	(2) 4.16
Icahn Master II	08/06/2010	(1) 4,075	(2) 4.05
Icahn Master II	08/09/2010	(1) 4,434	(2) 4.32
Icahn Master II	08/10/2010	(1) 5,340	(2) 4.12
Icahn Master II	08/11/2010	(1) 8,566	(2) 3.69
Icahn Master II	08/12/2010	(1) 11,147	(2) 3.43
Icahn Master II	08/13/2010	(1) 10,076	(2) 3.27
Icahn Master II	08/16/2010	(1) 10,076	(2) 3.56
Icahn Master II	08/17/2010	(1) 7,913	(2) 3.77
Icahn Master II	08/18/2010	(1) 10,076	(2) 3.77

Icahn Master III	08/02/2010	(1) 873	(2) 4.25
Icahn Master III	08/03/2010	(1) 1,740	(2) 4.16
Icahn Master III	08/04/2010	(1) 2,636	(2) 4.23
Icahn Master III	08/05/2010	(1) 1,363	(2) 4.16
Icahn Master III	08/06/2010	(1) 1,977	(2) 4.05
Icahn Master III	08/09/2010	(1) 2,150	(2) 4.32
Icahn Master III	08/10/2010	(1) 2,590	(2) 4.12
Icahn Master III	08/11/2010	(1) 4,155	(2) 3.69
Icahn Master III	08/12/2010	(1) 5,404	(2) 3.43
Icahn Master III	08/13/2010	(1) 4,888	(2) 3.27
Icahn Master III	08/16/2010	(1) 4,888	(2) 3.56
Icahn Master III	08/17/2010	(1) 3,835	(2) 3.77
Icahn Master III	08/18/2010	(1) 4,888	(2) 3.77

(1) Shares underlying American-style call options purchased by the applicable Reporting Person in the over-the-counter market, which would have expired on June 7, 2012. On August 24, 2010, the Reporting Persons exercised call options for an aggregate of 8,235,066 Shares at an exercise price of $5.65 per Share, which represents all call options held by the Reporting Persons as of the date of this filing, including the call options to which this footnote is referenced.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options was $5.65. This exercise price was subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended to add the following:

The Reporting Persons purchased American-style call options referencing an aggregate of 8,235,066 Shares, which would have expired on June 7, 2012. On August 24, 2010, the Reporting Persons exercised all such call options and thereby acquired 8,235,066 Shares, in the aggregate.

The Reporting Persons sold European-style put options referencing an aggregate of 8,235,066 Shares, which would have expired on June 7, 2012. On August 24, 2010, upon exercise of the call options, all of such put options terminated.

Signature

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2010

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D — Mentor Graphics Corporation]